January 23, 2017
VIA EDGAR
Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re: Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Comment Letter Dated January 18, 2017
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your January 18, 2017 letter with respect to the above-captioned filing, together with the responses of the Company to each comment.
Financial Statements
Note 14. Segment Information, page F-41
1.     We note from your response to comment 1 and information provided in our conference call on January 5, 2017, that you intend to report separately the Residential and Business operating segments beginning in the first quarter of 2017 because those operating segments no longer exhibit similar economic characteristics upon the integration of Nexmo, which you acquired in June 2016. We further note that you intend to consider Nexmo as part of your Business operating segment in conducting your analysis of segment reporting under ASC 280 as of December 31, 2016, and that you do not believe Nexmo is a separate operating segment. Accordingly, we believe that the Residential and Business operating segments do not exhibit similar economic characteristics and should not be aggregated as of December 31, 2016, as the influence of Nexmo on the profitability of the Business operating segment will not have changed from 2016 to 2017.
We further note from our conference call that investors value the Residential and Business operating segments differently due to their differing stages of maturity. Accordingly, we believe that aggregation of the Residential and Business operating segments is not consistent with the objectives of the segment standard of providing information about the different types of business activities and environments to help users better understand your performance, assess the prospects for future net cash flows, and make more informed judgments about the entity as a whole.
Based on the reasons above, please confirm to us that you will not aggregate the Residential and Business operating segments in your segment reporting as of December 31, 2016, as they do not meet the aggregation criteria set forth in ASC 280-10-50-11.
The Company hereby confirms that it will not aggregate the Residential and Business operating segments in its segment reporting as of December 31, 2016, as they do not meet the aggregation criteria set forth in ASC 280-10-50-11.
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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:	Mr. Alan Masarek
Randy K. Rutherford, Esq.

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